1401 Eye Street NW, Suite 800, Washington, DC 20005 • (202) 783-3300

February 9, 2024	Shashi Khiani (202) 626-8312 (202) 379-3543 Fax skhiani@polsinelli.com

VIA EDGAR

Ms. Rebekah Reed Ms. Cara Wirth United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549

Re:	FiscalNote Holdings, Inc. Registration Statement on Form S-3 Filed January 12, 2024 File No. 333-276498

Dear Ms. Reed and Ms. Wirth:

On behalf of our client, FiscalNote Holdings, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated February 2, 2024 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing its first amendment to the Registration Statement (the “Amendment No. 1”) via EDGAR. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms Amendment No. 1.

Registration Statement on Form S-3 filed January 12, 2024

Item 16. Exhibits and Financial Statement Schedules, page II-2

1.

We note your disclosure on the cover page that there is “an aggregate principal amount of approximately $6.3 million.” However, Footnote (1) in the “Calculation of Filing Fee Tables” filed as Exhibit 107 indicates that there is “approximately $9.452 million” in outstanding principal amount of convertible notes. Please revise for consistency.

polsinelli.com

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Polsinelli PC, Polsinelli LLP in California

February 9, 2024

RESPONSE: The Company acknowledges the Staff’s comment and has revised Footnote (1) in the “Calculation of Filing Fees Table” filed as Exhibit 107 to reflect approximately $6.3 million as the aggregate principal amount of Convertible Notes. Per our response below to Comment 2 in the Comment Letter, the Company has further revised Exhibit 107 to remove the Partnership Shares.

2.

With respect to the Co-Pilot Agreement, it does not appear that a completed private placement has occurred prior to filing this registration statement. Please provide your analysis explaining how the selling stockholder is irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing this registration statement. In your analysis, please consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11, address the following, and any other relevant factors:

•	the use of a formula based upon 30-day trailing VWAP at the time of issuance to determine the number of Partnership Shares to be issued;

•	the issuance of Additional Shares if sales of the Partnership Shares and the Underlying Shares do not generate certain cash proceeds to ERA; and

•	the option of ERA to receive a cash payment in lieu of the Partnership Shares under certain circumstances.

Alternatively, please remove such shares from this registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and has removed the 3,150,205 Partnership Shares in Amendment No. 1.

* * *

February 9, 2024

Should you have any additional questions relating to any of the foregoing, please contact Shashi Khiani of Polsinelli PC at (202) 626-8312.

Sincerely,

/s/ Shashi Khiani for Polsinelli PC

cc:	Timothy Hwang, FiscalNote Holdings, Inc.
Todd Aman, FiscalNote Holdings, Inc.
Kevin Vold, Polsinelli PC